

TRINITY

CAPITAL

CORPORATION

2008 Annual Meeting

TCC Vision

Trinity Capital Corporation delivers the highest value financial services to our customers and strengthens the economic, social and educational performance of the communities we serve. We hire, retain and reward loyal, intelligent and dedicated individuals who promote our principles of trust, honesty and respect. The results will be an annual return to our shareholders of 15% and total assets of $2.2 billion by 2012.

Annual Meeting May 15, 2008



TCC Mission

Exceed the expectations of our customers, employees, and investors.



TCC Values

Service Excellence

Value People

Efficiency

Flexibility

Innovation

Social Responsibility



Results



TCC Total Assets
($ in millions)



TCC Net Income

($ in millions)



Annual Meeting May 15, 2008

TRINITY CAPITAL CORPORATION

Asset Quality



Annual Meeting May 15, 2008

TCC Efficiency Ratio



Better

TCC Overhead Expense
(% of average assets)





Better

Annual Meeting May 15, 2008

TCC Return on Average Equity



Annual Meeting May 15, 2008

TCC Stock Price Since 1977
(Adjusted Retroactively for Stock Splits)



Annual Meeting May 15, 2008

Change in Price per Share
(1/3/2007 to 4/30/2008)



Change in Price per Share



Annual Meeting May 15, 2008

TCC Earnings per Share
(Fully Diluted; Adjusted Retroactively for Stock Splits)



TCC Dividends Declared
(Fully Diluted; Adjusted Retroactively for Stock Splits)



TRINITY CAPITAL CORPORATION

Markets & Initiatives



Economic Outlook

- Financial Industry

- National Economy

- State Economy

- Local Economy



TRINITY
CAPITAL
CORPORATION

TCC Deposits by Market



- Los Alamos - $534 M
- Santa Fe - $437 M
- Albuquerque - $46 M
- Other - $167 M

TRINITY CAPITAL CORPORATION

TCC Loans by Market



- Los Alamos - $304 M
- Santa Fe - $658 M
- Albuquerque - $162 M
- Other - $361 M

TRINITY CAPITAL CORPORATION

Market Share in Los Alamos



Source: FDIC Summary of Deposit Report – Los Alamos County

Market Share in Santa Fe



Source: FDIC Summary of Deposit Report – Santa Fe County

Annual Meeting May 15, 2008

TRINITY CAPITAL CORPORATION

2007 Milestones

- Locals Care in Los Alamos
- Full charter for Albuquerque
- Deposit Market Share leader in Santa Fe
- CRA - "Outstanding" Rating
- Best of Santa Fe
- Best of Los Alamos
- Best Places to Work
- Ethics in Business Award



TCC Community Support












Los Alamos
High School


Los Alamos Kite Festival
OVERLOOK PARK, WHITE ROCK
Friday Night Flight to Gordon's Concert
Saturday and Sunday Kite Flying, Workshops,
Music and Food

TRINITY CAPITAL CORPORATION

2007 Community Investments



- Art/Culture - $163 K
- Children - $65 K
- Community - $481 K
- Education - $106 K

TRINITY CAPITAL CORPORATION

2008 Initiatives

- Cerrillos Road Office
- Albuquerque Market
- Expanded Delivery Channels
- Brand Awareness
- Product Expansion



Questions?





2008 Annual Meeting